UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

January 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

 Rule 13d-1(b)

☒ Rule 13d-1(c)

 Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847235108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Firstbank Corporation EIN No.: 38-2633910
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,083,792
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,083,792
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,792
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.89%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).	Name Of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Sparton Corporation (the "Company").

Item 1(b).	Address Of Issuer's Principal Executive Offices

The principal executive offices of the Company are located at 425 N. Martingale, Suite 2050, Schaumburg, Illinois 60173.

Item 2(a).	Name Of Person Filing

This statement is filed by Firstbank Corporation, a Michigan corporation ("Firstbank").

Item 2(b).	Address Of Principal Business Office Or, If None, Residence

The principal business address of Firstbank is 311 Woodworth Avenue, Alma, Michigan 48801.

Item 2(c).	Citizenship

Firstbank is incorporated under the laws of the State of Michigan.

Item 2(d).	Title Of Class Of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock (the "Common Stock").

Item 2(e).	CUSIP Number

The CUSIP number of the Company's Common Stock is 847235108.

Item 3.	If This Statement Is Filed Pursuant To §§ 240.13d-1(b) Or 240.13d-2(b) Or (c), Check Whether The Person Filing Is A: Not applicable.

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)		An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned

On January 12, 2010, Firstbank sold 602,170 shares of Common Stock for which it had sole power to vote or dispose of such shares.  Those shares had been acquired by a foreclosure pursuant to a pledge agreement with a defaulting third party.

Following such sale of shares on January 12, 2010, Firstbank may be deemed to be the beneficial owner of 1,083,792 shares owned by another third party affiliated with the defaulting third party.  These shares are owned by the third party.  These shares are being reported as shared voting and dispositive power because the shares are subject to pledge agreements and are collateral security for a loan made by Firstbank West Michigan (a subsidiary of Firstbank) to the third party.  The pledge agreements may be interpreted to grant to Firstbank West Michigan the right to vote such shares or to title such shares in Firstbank West Michigan's name.  As of the date hereof, Firstbank West Michigan has not taken any action to vote these shares or to transfer such shares into its name.

Other than the third party described above, no person other than Firstbank and Firstbank West Michigan is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent Of Class

As of the date hereof, Firstbank may be deemed to be the beneficial owner of 10.89% of the Common Stock outstanding of the Company, which consists of 1,083,792 shares subject to the pledge agreements for under which Firstbank West Michigan may be deemed to have shared voting and dispositive power.

The percentage of Common Stock reported beneficially owned by Firstbank is based upon 9,951,507 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2009, based on representations made in the Company's Form 10-Q for the quarter ending September 30, 2009, filed with the Securities and Exchange Commission on November 16, 2009.

Item 4(c).	Number Of Shares As To Which Such Person Has :

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 1,083,792

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 1,083,792

Item 5.	Ownership Of Five Percent Or Less Of A Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company :

Firstbank Corporation is the holding company for Firstbank West Michigan, a Michigan banking corporation which under certain pledge agreements may be deemed to have shared voting or dispositive power with respect to 1,083,792 shares owned by a third party.

Item 8.	Identification And Classification Of Members Of The Group

Not Applicable.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: January 13, 2010

FIRSTBANK CORPORATION

By:	/s/ Samuel G. Stone
Name:	Samuel G. Stone
Title:	Executive Vice President and Chief Financial Officer

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